BLUEKNIGHT ENERGY PARTNERS, L.P.
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma  74136

February 1, 2010
VIA EDGAR TRANSMISSION

Memorandum
for
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Blueknight Energy Partners, L.P.
Formerly known as SemGroup Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed July 2, 2009
Supplemental Response Letter
Filed October 20, 2009
Supplemental Response Letter
Filed December 21, 2009
File No. 1-33503

This memorandum sets forth the response of Blueknight Energy Partners, L.P. (formerly known as SemGroup Energy Partners, L.P.) (the “Partnership”) to the oral comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2008 (the “2008 10-K”).

The Staff requested that the Partnership confirm that the information included in the Partnership’s December 21, 2009 supplemental response letter (the “December Response Letter”) will be included in the Partnership’s future filings.  The Partnership hereby confirms that it will make appropriate disclosure regarding the information discussed in the December Response Letter in its future filings with the Commission in accordance with the rules and regulations promulgated by the Commission.

The Partnership hereby acknowledges:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this memorandum, please contact Doug Rayburn of Baker Botts L.L.P. at (214) 953-6634.

Blueknight Energy Partners, L.P.

By: Blueknight Energy Partners G.P., L.L.C.,
        its general partner

/s/ Alex G. Stallings_________________
Alex G. Stallings
Chief Financial Officer

cc:           Bob Carroll
Mike Karney
Doug Brown
Chris White
Securities and Exchange Commission

James C. Dyer, IV
James Griffin
Blueknight Energy Partners, L.P.

Doug Rayburn
Baker Botts L.L.P.